Spencer G. Feldman
Tel. (212) 801-9221
Fax (212) 801-6400
feldmans@gtlaw.com

April 6, 2009

VIA FACSIMILE

Ms. Erin Martin
Division of Corporation Finance, Mail Stop 4561
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Juhl Wind, Inc.
Registration Statement on Form S-1 (No. 333-154617)

Dear Ms. Martin:

I am attaching my worksheet with respect to our Rule 415 share cutback discussions.

We currently seek to register only the shares underlying the class A warrants (2,580,000 shares) and 371,893 shares to cover dividends on Juhl Wind’s series A preferred stock.

As I mentioned, we are anxious to move ahead with this registration statement.  I look forward to discussing this matter with you and Mr. Kluck at your earliest convenience.

Very truly yours,

/S/ SPENCER G. FELDMAN

Spencer G. Feldman

SGF/dp

cc:	Mr. John Brand

JUHL WIND

	Common Stock	With Preferred Stock

Total Outstanding:	20,285,637	25,445,637

Less Affiliate Shares:
Dan Juhl	14,000,000	14,000,000
John Mitola	1,250,000	1,250,000
	15,250,000	15,250,000

Non-Affiliate Public Float:	5,035,637	10,195,637

At one-third:	1,678,546	3,398,546

Arguments:
•	Rule 415 not applicable in reverse mergers
•	Only financing available through Vision Opportunity Master Fund
•	Juhl/Vision not a group (no management shares being registered)
•	Vision has 9.9% ownership limitation blocker
•	Preferred stock has no reset/re-pricing; not toxic
•	Transaction on June 24, 2008; more than 9 months ago

Initially Being Registered:		As Cutback
2,250,000	Outstanding Common Stock	--
5,160,000	Preferred Stock	--
371,893	Dividends on Preferred	371,893
7,740,000	Warrant Shares (A, B, C)	2,580,000
15,521,893		2,951,893